 EXHIBIT 99.1

Northern Dynasty: Fourth Tranche of $12 million Royalty Investment Received,

Update on Government Discussions and Court Filings

September 25, 2025 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) (“Northern Dynasty” or the “Company”) and its 100%-owned U.S.-based subsidiary Pebble Limited Partnership (“Pebble Partnership”) are pleased to announce the receipt of a $12 million payment representing the fourth tranche of investment under the Company’s royalty agreement dated July 26, 2022, as amended. All amounts are in U.S. dollars unless otherwise noted.

With the fourth tranche investment now completed before September 30, 2025, the royalty investor has the right to elect to complete the fifth and final $12 million tranche investment at any time up to and including December 31, 2025. The aggregate total purchase price of $60 million and maximum royalty rates (the right to purchase 10% of payable gold production and 30% of payable silver production) remain unchanged from the original Royalty Agreement.

“We appreciate the continued support from our royalty investor and are pleased to see the fourth payment of $12 million completed, bringing its total investment in the royalty up to $48 million of a possible $60 million available under the royalty agreement,” said Ron Thiessen, Northern Dynasty’s President and CEO. “This $12 million investment, when combined with the several million dollars of inflow from the exercise of stock options and warrants this summer and when added to our second quarter closing cash balance of CA$25.2 million ($18.5 million) gives us a strong treasury position as we move the project forward.”

“We continue to have discussions with the government about withdrawing the veto and remain optimistic for a positive outcome. Withdrawal of the illegal veto will be a step towards developing this very large new source of copper and rhenium, as well as significant amounts of gold, molybdenum and silver, unlocking substantial and long-lasting economic benefits for the region, the state and the country.”

“While our focus continues to be on a successful outcome from our discussions, we are maintaining the pursuit of a parallel track and will join the other plaintiffs (the State of Alaska and Iliamna Natives Ltd, et al.) in filing our opening briefs by October 3, 2025. The court action is being pursued in the interest of keeping timelines as tight as possible. Our preferred option remains negotiating a prompt withdrawal of the illegal veto by the government and then dismissing the litigation,” Mr. Thiessen concluded.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty’s principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project.

For further details on Northern Dynasty and the Pebble Project, please visit the Company’s website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Public filings, which include forward looking information cautionary language and risk factor disclosure regarding the Company and the Pebble Project can be found in Canada at www.sedarplus.ca and in the United States at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

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Forward Looking Information and other Cautionary Factors

This document includes certain statements that may be deemed “forward-looking statements” under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this document, other than statements of historical facts, which address permitting, including the Company’s legal action against the U.S. Environmental Protection Agency (“EPA”) and the U.S. Army Corps of Engineers (“USACE”), the withdrawal of the EPA veto, the development and production for the Pebble Project and the ability of the Company to successfully complete the full financing transaction discussed above (the “Royalty Financing”) are forward-looking statements. Additional forward looking statements made by the Company under its continuous disclosure obligations include statements regarding (i) the development plan for the Pebble Project (ii) the right-sizing and de-risking of the Pebble Project, (iii) the design and operating parameters for the Pebble Project development plan, including projected capital and operating costs, (iv) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (v) the political and public support for the permitting process, (vi) the ability of the Pebble Project to ultimately secure all required federal and state permits, (vii) the ability of the Company and/or the State of Alaska to challenge the EPA’s Final Determination process under the Clean Water Act and ultimately the USACE’s Record of Decision (“USACE ROD”) through legal actions; (viii) exploration potential of the Pebble Project, (ix) future demand for copper, gold and other metals, (x) if permitting is ultimately secured, the ability to demonstrate the Pebble Project is ultimately commercially viable, and (xi) the potential addition of partners in the Pebble Project. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits or regarding the ability of NDM to develop the Pebble Project in light of the USACE ROD and its subsequent remand decision and the EPA’s Final Determination, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by NDM as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) any feasibility studies prepared for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, and NDM will be successful in converting mineral resources to mineral reserves, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, and (v) NDM will be successful in its legal action against the EPA and the USACE and any action taken by the EPA in connection with the Final Determination will ultimately not be successful in restricting or prohibiting development of the Pebble Project.

There is no assurance that the royalty investor will complete the remaining investment tranche under the Royalty Agreement. In addition, the likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) the current development plan may not reflect the ultimate mine plan for the Pebble Project, (ii) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (iii) finalization of the mine plan for the Pebble Project, (iv) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (v) completion of all necessary engineering for mining and processing facilities, (vi) the ability of NDM to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing, including the full Royalty Financing, to fund these objectives as well as funding mine construction. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. Investors should also consider the risk factors identified in the Company’s Annual Information Form for the year ended December 31, 2024, as filed on SEDAR+ (www.sedarplus.ca) and included in its annual report on Form 40-F filed on EDGAR (www.sec.gov), as well as the risk factors set out in the Company’s subsequent public continuous disclosure filings available on SEDAR+ and EDGAR. For more information on the Company, Investors should review the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

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